Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated June 27, 2023

Relating to Registration Statement No. 333-268966

Oxford Park Income Fund, Inc. (the "issuer") has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC's website at www.sec.gov. Alternatively, the issuer, any underwriter, or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (203) 983-5275.The table below presents the yearly net returns since inception of certain Oxford Funds affiliates other than the issuer.

Certain Oxford Funds Affiliates' Yearly Net Returns Since Inception (1)

		OXLC(2)(3)	Private Fund #1(4)	Private Fund #2(5)	Private Fund #3(5)	Private Fund #3a(5)	Private Fund #3b(5)	Private Fund #3c(5)
		Net Total Return	Net Total Return	Net IRR	Net IRR	Net IRR	Net IRR	Net IRR

	2011	-8.8%
	2012	31.6%
	2013	9.6%
	2014	-1.1%
	2015	-29.0%		-3.0%(8)
	2016	71.5%		67.5%
	2017	11.2%		18.6%
	2018	-11.0%	-5.2%	7.9%	-10.2%(8)
	2019	11.6%	12.7%	1.8%	0.8%
	2020	7.5%	17.4%	2.5%	14.4%	58.0%(8)
	2021	44.8%	28.0%	71.8%(8)	62.8%
	2022	-21.5%	-15.4%		-22.3%		-27.5%(8)
	2023 YTD	4.5%(6)	6.3%(6)		3.2%(7)(8)		7.3%(7)(8)	-3.3%(7)(8)

Cumulative	ITD(9)	123.1%	44.3%	190.7%	31.7%	58.0%(8)	-21.5%(8)	-3.3%(8)
Note:	Past performance is not indicative of future results. Past performance as well as future results are dependent on a variety of factors, including prevailing market conditions and investment availability, which vary over time. For example, returns will appear substantially higher if the beginning of the performance calculation period begins on a day when the relevant markets were under severe distress.

(1)	Net returns are reflected on a calender year basis.

(2)	Net total return based on Net Asset Value ("NAV") reflects the change in ending NAV per share plus distributions per share paid during the period assuming distributions were reinvested as provided in the fund's distribution reinvestment plan, excluding any discount, divided by the beginning NAV per share.

(3)	2011 return includes adjusted opening NAV of $18.40 per share, post IPO offering.

(4)	Net total return based on a day one full fee paying investor.

(5)	Net Internal Rate of Return ("IRR") is calculated on the fund as a whole, excluding the managing member and is presented on an annualized basis, except where explicitly noted otherwise. IRRs for short periods of time are affected by significant cash-flows over such periods, which did occur in some periods above. The actual dollars made, since inception of the fund, as a ratio of the dollars distributed plus the 3/31/2023 NAV divided by the dollars contributed (known as the multiple of invested capital) are presented below for the private funds where net IRRs are presented above.

Private Fund #2: 1.48
Private Fund #3: 1.17
Private Fund #3a: 1.34
Private Fund #3b: 0.79
Private Fund #3c: 0.98

(6)	Year to date net total return through March 31, 2023.

(7)	Year to date net IRR through March 31, 2023. De-annualized.

(8)	Net IRRs are presented on a de-annualized basis as these periods represent less than one full calender year.

(9)	Cumulative Inception To Date ("Cumulative ITD") represents the respective funds' net cumulative total returns, or IRR for certain funds as noted above, from commencement of investment operations through March 31, 2023.

Fund inception to date:

Oxford Lane Capital Corp. (OXLC): January 2011 - March 31, 2023
Private Fund #1: November 2018 - March 31, 2023
Private Fund #2: December 2015 - November 2021
Private Fund #3: October 2018 - March 31, 2023
Private Fund #3a: April 2020 - November 2020
Private Fund #3b: April 2022 - March 31, 2023
Private Fund #3c: February 2023 - March 31, 2023